FORM 6-K
                                    --------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of        August                                      2005
                        -------------------------------------     -----------
Commission File Number  000-29898
                        -------------------------------------     -----------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

          Form 20-F                  Form 40-F     X
                   ----------                    --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                      No  X
                  ---------              ---------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                 DOCUMENT INDEX


Document
--------

   1.       News Release dated August 25, 2005 ("mobilkom austria      3
            Launches BlackBerry Connect in Austria")

                                                                     Document 1

[RIM logo omitted]

                                                                   News Release

                                                                August 25, 2005

FOR IMMEDIATE RELEASE

mobilkom austria Launches BlackBerry Connect in Austria

mobilkom austria expands its 'BlackBerry from Vodafone' Portfolio with BlackBerry Connect for the Nokia 9300 and Sony Ericsson P910i

Vienna, Austria and Waterloo, Canada - mobilkom austria and Research In Motion
(RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of BlackBerry(R) Connect(TM) for the Nokia 9300 Smartphone and the Sony Ericsson P910i for the first time in Austria. BlackBerry Connect enables users of the Nokia 9300 and Sony Ericsson P910i to connect to popular BlackBerry services operating on the mobilkom austria network.

"By combining state-of-the-art devices such as the Nokia 9300 and Sony Ericsson P910i with BlackBerry functionality, mobilkom austria is expanding upon its BlackBerry portfolio, providing mobile professionals in Austria with additional choice in how they experience BlackBerry services," says Dr. Hannes Ametsreiter, Director of Marketing, Distribution and Customer Services, mobilkom austria. "Now, mobilkom austria customers can have their emails automatically pushed to their Nokia 9300 and Sony Ericsson P910i through BlackBerry and can work on them anytime, anywhere."

Supported features include push-based wireless email access, wireless email reconciliation and attachment viewing through BlackBerry Enterprise Server(TM) and BlackBerry Internet Service(TM). Additional features supported by BlackBerry Enterprise Server include wireless calendar reconciliation, remote address lookup, IT commands and policy enforcement and security with Triple DES encryption.

"With over 3 million BlackBerry subscribers, BlackBerry services continue to grow in popularity. We are very pleased to work with mobilkom austria to now offer push-based BlackBerry services for a broader range of mobile devices," said Mark Guibert, Vice President, Corporate Marketing at Research In Motion.

By offering BlackBerry services on the Nokia 9300 and Sony Ericsson P910i, mobilkom austria is meeting the needs of mobile professionals - customers that want a sleek and compact mobile device that enables them to remain connected to the people and information important to their day. With BlackBerry Connect, mobile professionals can remain productive, wherever they are.

BlackBerry Connect supports two wireless platforms for different types of users and organizations. For corporate customers, BlackBerry Enterprise Server(TM) software tightly integrates with Microsoft(R) Exchange and IBM Lotus(R) Domino(TM) to enable secure, push-based wireless access to email and other corporate data. For example, email messages that arrive in an office email account will be automatically pushed to the Nokia 9300 or Sony Ericsson P910i. All email that is sent, received, deleted, filed, forwarded or replied to on the mobile handset will be automatically and wirelessly synchronized with the user's existing office email account.

BlackBerry Internet Service(TM) allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

                                      ###

About mobilkom austria

With nearly 3.3 million customers and a market share of 41%, mobilkom austria is Austria's leading mobile operator. The company, headquartered in Vienna, has roughly 2,300 employees and generated revenues of EUR 1,678.7 million in the 2004 business year. The company is wholly owned by Telekom Austria, which is listed on the Vienna and New York stock exchanges. mobilkom austria has set itself the goal of offering innovative services that give people more time and quality of life. mobilkom austria's innovation leadership is marked by two technological milestones: Europe's first national UMTS network was launched in September 2002, and commercial value-added services started in April 2003.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Marisa Conway
Brodeur for RIM
+1 212.771.3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465

mobilkom austria AG & Co KG
Daniela Winnicki-Eisenhuth
Spokesperson & Product PR
Phone: +43 664 331 2741
Email: d.winnicki-eisenhuth@mobilkom.at

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Research In Motion Limited
                                       -------------------------------------
                                                  (Registrant)

Date:   August 25, 2005                By: /s/ Rob Duncan
        -------------------                ---------------------------------
                                                  (Signature)
                                           Rob Duncan
                                           Vice President, Corporate Controller